UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 10, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Paratek Pharmaceuticals, Inc.

File No. 1-36066 - CF#36035

Paratek Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 6, 2018.

Based on representations by Paratek Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.19   through April 1, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office